SECURI 11015148 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2011

SEC FILE NUMBER
8 - 68259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 06/25/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MANTARAX, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 TOWN SQUARE PLACE
(No. And Street)

JERSEY CITY	NJ	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK HENNESSEY — (212) 808-6925
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM DUCKFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANTARAX, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDUARDO TEJADA
ID # 2389290
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 9/8/2014

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Mantarax, LLC:

We have audited the accompanying statement of financial condition of Mantarax, LLC (the "Company"), as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mantarax, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 23, 2011

MANTARAX, LLC
STATEMENT OF FINACIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 11,911
Prepaid Expense	5,000
TOTAL ASSETS	$ 16,911

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 1,550
Total liabilities	1,550
Member's Equity	15,361
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 16,911

The accompanying notes are an integral part of this financial statement.

MANTARAX, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2010

NOTE 1 ORGANIZATION AND BUSINESS

Mantarax, LLC (the "Company") was organized in the State of Delaware and commenced operations on April 13, 2009. The Company became a broker-dealer on June 25, 2010 and is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. (the "FINRA"). Mantarax LLC is a wholly owned subsidiary of Mantara, Inc. Mantara, Inc. is the developer and provider of Expressway, a high speed multi-asset trading platform hosted by Mantara at its own data center in Jersey City, New Jersey. Mantrax will be registered as a Non-Executing Broker that will permit Mantara, through Mantarax, to participate in the Trade Execution revenue streams received by executing broker dealers that are derived from the order flow process through Expressway.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company records transaction and related revenues and expenses on a trade date basis.

Income taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair Value Measurement

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) bear no material effect on the financial statements as presented.

NOTE 3 RELATED PARTY TRANSACTIONS

Mantarax, LLC is a wholly owned subsidiary of Mantara, Inc. As of December 31, 2010 there were no open receivables or payables to Mantara, Inc.

NOTE 4 NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $10,361, which was $5,361 in excess of its required net capital of $ 5,000.

NOTE 5 SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 23, 2011, which is the date the financial statements were available to be issued. For the period from January 1, 2011 through February 23, 2011, partners' capital of $20,000 was contributed to the Partnership.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

February 23, 2011

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
211

Securities and Exchange Commission
Registration Branch
Mail stop 8031
100 F Street, N.E.
Washington, DC 20549

RE: MANTARAX, LLC
CRD # 150450 SEC # 8-68259

Dear Sir or Madam:

Enclosed are the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Information as of December 31, 2010, Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3, and Independent Accountants'

2. Statement of Financial Condition as of December 31, 2010.

It is our understanding that MANTARAX, LLC financial statements and supplementary schedules, which are bound separately from the statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Enclosures

MANTARAX, LLC

STATEMENT OF FINACIAL CONDITION

DECEMBER 31, 2010

PUBLIC